Exhibit 99.1

Enlivex Reports Full-Year 2025 Results: Profit (Net Income) of $1.23 Billion and Diluted Earnings Per Share (EPS) of $25.48

Earnings Driven by Treasury and Treasury-Related Asset Appreciation

Nes-Ziona, Israel, March 25, 2026 -- Enlivex Ltd. (Nasdaq: ENLV; “Enlivex” or “the Company”) today reported financial results and business highlights for the year ended December 31, 2025.

Net income for the year ended December 31, 2025 was $1.23 Billion and diluted earnings per ordinary share (EPS) was $25.48, driven by appreciation in the valuation of the Company’s treasury and treasury-related derivative assets. Enlivex is a quality longevity Company powered by a Prediction Markets Treasury, reflecting the Company’s dual strategy spanning quality longevity therapeutics and prediction markets infrastructure.

Full Year 2025 Financial Summary (audited balance sheet data as of December 31, 2025)

●	Net income: $1.23 Billion
●	Diluted earnings per share (EPS): $25.48
●	Total treasury and treasury-related derivative assets: $2.31 Billion
●	Shareholders’ equity: $1.93 Billion
●	Cash, cash equivalents, and short-term investments in digital assets: $30.0 million

Shai Novik, Executive Chairman of Enlivex, stated, "2025 marked a pivotal year for Enlivex as we advanced our vision of becoming a quality longevity company powered by a Prediction Markets Treasury. Our clinical operations continue to progress with Allocetra™ and its potential to restore mobility and independence in aging populations. In parallel, our treasury operations establish exposure to prediction markets infrastructure through the RAIN protocol, creating a capital strategy designed to align long-term shareholder value with the growth of decentralized forecasting markets. Together, these two strategies position Enlivex to pursue innovation in quality longevity therapeutics while developing an innovative treasury model for a public company, which contributed to strong profitability for Enlivex in 2025 based on the unrealized appreciation in the Company’s treasury and treasury-related derivative assets."

Enlivex Dual Strategy

Enlivex’s strategy combines a clinical-stage immunotherapy platform focused on quality longevity therapeutics, including macrophage reprogramming therapies targeting the growing longevity market, with a treasury model anchored in the RAIN decentralized prediction markets protocol. The Company believes this dual structure provides public market investors exposure to emerging prediction markets infrastructure while the Company continues to advance its clinical development programs focused on improving healthspan and quality of life.

Enlivex 2025 Earnings Webcast

A webcast to discuss the Company’s financial results, outlook and related matters will be held at 09:00 am (ET) today. The webcast will be open to the public.

Members of the public who would like to participate in the webcast should register in advance via the following link: https://redchip.zoom.us/webinar/register/WN_WDBHk6K7SgKbhmmKy58Tvw

After registering, participants will receive a confirmation email containing information about joining the webcast. The webcast will also be accessible as an audio webcast through the Investor Relations section of the Company’s website, www.enlivex.com/investors.

About Enlivex Ltd. (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging with a primary focus on age-related osteoarthritis.

In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Ltd.
shachar@enlivex.com